File No. 69-267






                           FORM U-3A-2





               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.





              Statement by Holding Company Claiming
              Exemption under Rule U-3A-2 from the
            Provisions of the Public Utility Holding
                       Company Act of 1935






                  FLORIDA PROGRESS CORPORATION



                        February 23, 1996


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                           FORM U-3A-2

                         File No. 69-267


               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.

     Statement by Holding Company Claiming Exemption Under Rule
U-3A-2 from the Provisions of the Public Utility Holding Company
Act of 1935

              To Be Filed Annually Prior to March 1


                  FLORIDA PROGRESS CORPORATION
                        (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR
     (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST, AS OF DECEMBER 31, 1995.

Name/                              Location and
(State of Organization)            Nature of Business

                           Claimant

Florida Progress Corporation       St. Petersburg, Florida
(Florida)                          Holding Company


               Subsidiaries of Florida Progress Corporation

Progress Capital Holdings, Inc.    St. Petersburg, Florida
(Florida)                          Downstream Holding Company

Florida Power Corporation          Florida, Electric Utility
(Florida)

FPC Del, Inc. (Delaware)           Delaware, Holder of account
                                   receivables


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              Subsidiaries of Progress Capital Holdings, Inc.

Advanced Separation Technologies   Florida, Development and
Incorporated (Florida)             Commercialization of New
                                   Technologies

Mid-Continent Life Insurance       Alabama, Arizona, Arkansas,
Company (Oklahoma)                 California, Colorado, Florida,
                                   Georgia, Idaho, Illinois,
                                   Indiana, Iowa, Kansas,
                                   Kentucky, Louisiana, Michigan,
                                   Minnesota, Mississippi,
                                   Missouri, Montana, Nebraska,
                                   Nevada, New Mexico, North
                                   Carolina, North Dakota, Ohio,
                                   Oklahoma, Oregon, S. Carolina,
                                   S. Dakota, Tennessee, Texas,
                                   Utah, Virginia, Washington,
                                   W. Virginia, Wisconsin, and
                                   Wyoming, Life Insurance

Progress Reinsurance Company,      Grand Cayman,
Ltd. (Cayman Islands)              Cayman Islands, B.W.I.,
                                   Captive Insurance Company

Progress Energy Corporation        Florida and Alabama,
(Florida)                          Development of Independent and
                                   Cogeneration Power Projects

Electric Fuels Corporation         Florida, Kentucky, Texas,
(Florida)                          Virginia, Ohio and West
                                   Virginia, Sale and Mining
                                   of Coal

Progress Credit Corporation        Florida, Secured Lending
(Florida)                          and Lease Financing and
                                   Real Estate

                 Subsidiary of Progress Energy Corporation

PEC Fort Drum, Inc.                New York, Holder of Indirect
(Florida)                          Interest in Cogeneration
                                   Project


                 Subsidiaries of Electric Fuels Corporation

COMCO of America, Inc.             Inactive
(Florida)

                                       2
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Dixie Fuels Limited                Texas, Owner/Operator of
(partnership) (Texas)              Oceangoing Barges and Tugs


Dixie Fuels II, Limited            Texas, Owner/Operator of
(partnership) (Texas)              Marine Transportation
                                   Equipment, Terminalling and
                                   Transporting Bulk Cargoes

Homeland Coal Company, Inc.        Kentucky and Virginia, Partner
(Kentucky)                         in Powell Mountain Joint
                                   Venture coal mining and Stone
                                   Mountain Joint Venture gas
                                   development

Kentucky May Coal                  Kentucky and Ohio, Mining and
Company, Inc. (Virginia)           Operation of Coal Facilities

Little Black Mountain Coal         Kentucky and Virginia, Partner
Reserves, Inc. (Kentucky)          in Dulcimer Land Company

Little Black Mountain Land         Kentucky and Virginia, Owner
Company (Kentucky)                 of Coal Property

Marine Equipment Management        Missouri and Louisiana,
Corporation (Delaware)             Owner, Manager and Broker
                                   of River Barges

Progress Land Corporation          Kentucky, Ownership and
(Florida)                          Management of Coal Reserves

Progress Materials, Inc.           Florida, Commercialization and
(Florida)                          Manufacture of Aardelite
                                   Aggregate

Progress Rail Services             Florida, Kentucky, South
Corporation (Alabama)              Carolina, Missouri, Louisiana,
                                   Tennessee, Mississippi,
                                   Georgia, Nebraska, Illinois,
                                   Indiana, Pennsylvania, Texas,
                                   Wyoming, Colorado and Alabama,
                                   Repair and Service of Railcars


              Subsidiaries of Homeland Coal Company, Inc.

Powell Mountain Joint Venture      Kentucky and Virginia,
(partnership)(Virginia)            Coal Mining

Stone Mountain Joint Venture       Kentucky and Virginia, Oil
(partnership)(Virginia)            and Gas Exploration

                                       3
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              Subsidiaries of Kentucky May Coal Company, Inc.

Diamond May Coal Company           Kentucky, Mining and Operation
(Kentucky)                         of Coal Facilities

Cincinnati Bulk Terminals, Inc.    Ohio and Kentucky, Sale and
(Delaware)                         Terminalling of Coal

Kentucky May Mining Company        Kentucky, Coal Mining
(Florida)

         Subsidiary of Cincinnati Bulk Terminals, Inc.

Kanawha River Terminals, Inc.      West Virginia and Kentucky,
(Florida)                          Sale and Terminalling of Coal


          Subsidiaries of Diamond May Coal Company

Diamond May Mining Company         Kentucky, Coal Mining
(Florida)


     Subsidiary of Little Black Mountain Coal Reserves, Inc.

Dulcimer Land Company              Kentucky and Virginia,
(partnership)(Kentucky)            Management of Coal Reserves


    Subsidiaries of Marine Equipment Management Corporation

Elmwood Marine Services, Inc.      Louisiana, Kentucky and
(Louisiana)                        W. Virginia, Fleeting,
                                   Washing and Repair of Barges;
                                   Ownership interest in Inter-
                                   national Marine Terminals
                                   Partnership

Marine Equipment Towing            Missouri, Ownership of
Corporation (Missouri)             Towboats


          Subsidiary of Elmwood Marine Services, Inc.

International Marine Terminals     Louisiana, Owner/Operator
Partnership (partnership)          of Bulk Materials Terminal
(Louisiana)

                                       4
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         Subsidiary of International Marine Terminals Partnership

I.M.T. Land Corp.                  Louisiana, Owner of
(Louisiana)                        Terminal Land


            Subsidiary of Progress Rail Services Corporation

FM Industries, Inc.               Texas, Manufacture & Repair
(Texas)                            of Railcar Parts


                Subsidiaries of Progress Credit Corporation

Aviation Assets Holding            California, Equipment
Company (California)               Financing and Senior
                                   Secured Lending

Health Progress Joint Venture      Florida and Texas,
(partnership)(Florida)             Equipment Leasing

PCC Del, Inc. (Delaware)           Delaware, Holder of
                                   loan receivables

Pacific Aviation Holding           California, Equipment
Company (California)               Financing and Asset Management
                                   of Commercial Aircraft

Pegasus Capital Corporation        California, Equipment
(California)                       Financing and Asset Management

Premier Investment Management,     Florida, Investment Advisor
Inc. (Florida)

Progress Leasing Corporation       Florida, Leveraged Leasing
(Florida)

Progress-Potomac Capital           Florida and Washington, D.C.,
Ventures (joint venture)           Equipment Leasing
(Delaware)

Talquin Development Company        Florida, Development,
(Florida)                          Operation and Management of
                                   Real Estate and Marina
                                   Operations

             Subsidiary of Premier Investment Management, Inc.

Progress Investment Management     Florida, Private Investment
Equity Fund, Ltd. (partnership)    Fund
(Florida)

                                       5
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                Subsidiary of Progress Leasing Corporation

PLC Leasing Corporation            Florida and California,
(Florida)                          Leveraged Leasing and
                                   Asset Lending


                Subsidiaries of Talquin Development Company

100 Carillon Associates, Ltd.      Florida, Development of
(partnership)(Florida)             Commercial Real Estate

Carillon Limited Partnership I     Florida, Development of
(partnership)(Florida)             Real Estate

Gateway Joint Venture              Florida, Development of
(partnership)(Florida)             Commercial Real Estate

HEB Partners                       Florida, Development of
(partnership)(Florida)             Commercial Real Estate

Highpoint Center Partners,         Florida, Development of
Ltd. (partnership)(Florida)        Commercial Real Estate


                   Subsidiaries of Gateway Joint Venture

Carillon Property Owners           Florida, Association of
Association, Inc. (Florida)        Property Owners

Carillon Property Owners           Florida, Association of
Association II, Inc.               Property Owners
(Florida)

                                       6
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2.   A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH
     OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.

     Florida Progress Corporation ("Progress") owns no property used in the generation, transmission, or distribution of electricity or for the production, transmission, and distribution of natural or manufactured gas.

     Florida Power Corporation ("Power") renders electric service to approximately 1.2 million customers in West Central Florida. It is the only public utility subsidiary of Progress that owns properties used for the generation, transmission, and distribution of electric energy, and all such property is located within the State of Florida (the "State"). Power provides electric service in 32 of the State's 67 counties, in a service area covering about 20,000 square miles in Central and Northern Florida and along the West Coast of the State, including the densely populated areas around Orlando, and the cities of St. Petersburg and Clearwater.

     As of December 31, 1995, Power's total net winter generating capacity was 7,347 megawatts. This capacity is generated by thirteen steam units with a capacity of 4,661 megawatts and forty-four combustion turbine peaking units with a capacity of 2,686 megawatts. Approximately 55% of Power's total steam and peaking capacity is in two locations. Five steam plants totaling 3,031 megawatts, including Power's 90.4% share (755 megawatts) of one nuclear unit, are located at Crystal River in Citrus County, Florida. Two steam plants totaling 1,034 megawatts are located at Anclote in Pasco County, Florida. The remaining steam plants and the combustion turbine peaking units are located in Pinellas, Volusia, Osceola, Highlands, Gulf, Orange, Suwannee and Alachua counties.

     Power owns 344 substations having an aggregate transformer capacity of 40,998,200 kilivolt amperes. The transmission system consists of approximately 4,557 circuit miles of high voltage transmission lines, of which 2,610 circuit miles are operated at 500, 230 or 115 kilivolts ("KV") and the balance at 69KV. Power has numerous interconnection points with other generating utilities within the State and seven interconnections with

                                       7
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Georgia Power Company,  which permit Power to receive energy from and deliver it to Georgia. Power has 23,527 circuit miles of distribution lines which operate at various voltages ranging from 2.4 to 25KV.


3.   THE FOLLOWING INFORMATION WITH RESPECT TO CLAIMANT AND
     EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES AS OF
     DECEMBER 31, 1995:

     (A)  NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT
          RETAIL OR WHOLESALE), AND MCF. OF NATURAL OR
          MANUFACTURED GAS DISTRIBUTED AT RETAIL.

     (b)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF
          NATURAL OR MANUFACTURED GAS DISTRIBUTED AT
          RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH
          COMPANY IS ORGANIZED.

     (c)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF
          NATURAL OR MANUFACTURED GAS SOLD AT WHOLESALE
          OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS
          ORGANIZED, OR AT THE STATE LINE.

     (d)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF
          NATURAL OR MANUFACTURED GAS PURCHASED OUTSIDE THE
          STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED OR
          AT THE STATE LINE.


     Claimant:  None

     Florida Power Corporation:                   (In Millions)

         (a)   Number of kwh of electric
               energy sold                           32,402.6

         (b)   Number of kwh of electric
               energy distributed at retail
               outside the State of Florida            None

         (c)   Number of kwh of electric
               energy sold at wholesale
               outside the State of Florida or
               at the state line                        237.2

         (d)   Number of kwh of electric
               energy purchased outside the
               State of Florida or at the
               state line                             1,484.7


                                       8
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4.   THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT
     AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES DOLLARS:

     (A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

     (B)  NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN
          SUCH EWG OR FOREIGN UTILITY COMPANY, AND DESCRIPTION OF
          THE INTEREST HELD.

     (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

     (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

     (E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).


                               None

                           EXHIBIT A
                           FINANCIAL STATEMENTS

Exhibit
Number                     Description of Exhibit


99.(A) Consolidating statements of income and retained earnings for the calendar year 1995 together with the consolidating balance sheet as of December 31, 1995 for Florida Progress Corporation and its first-tier subsidiaries, Progress Capital Holdings, Inc., FPC Del, Inc., and Florida Power Corporation

99.(B) Consolidating statements of income and retained earnings for the calendar year 1995, together with the consolidating balance sheet as of December 31, 1995 for Progress Capital Holdings, Inc. and its first-tier subsidiaries




                             EXHIBIT B

                       FINANCIAL DATA SCHEDULE

Exhibit No.

27             Financial Data Schedule for Florida Progress
               Corporation








                             EXHIBIT C


               None


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                                SIGNATURES


     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 23rd day of February, 1996.

                                   FLORIDA PROGRESS CORPORATION

                                   By: /s/ Jack B. Critchfield
                                   ----------------------------
                                       Jack B. Critchfield
                                   Chairman of the Board and
                                   Chief Executive Officer

(Corporate Seal)

Attest:

By: /s/ Kenneth E. Armstrong
   ---------------------------------
         Kenneth E. Armstrong
    Vice President, General Counsel
           and Secretary




Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                     Kenneth E. Armstrong
          Vice President, General Counsel and Secretary
                Florida Progress Corporation
                      P.O. Box 14042
               St. Petersburg, Florida 33733
                      (813)  866-5153


                                       11
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                               EXHIBIT INDEX


                          Description of Exhibit
Exhibit
Number


27             Financial Data Schedule for Florida Progress
               Corporation

99.(A) Consolidating statements of income and retained earnings for the calendar year 1995 together with the consolidating balance sheet as of December 31, 1995 for Florida Progress Corporation and its first-tier subsidiaries, Progress Capital Holdings, Inc., FPC Del, Inc., and Florida Power Corporation

99.(B) Consolidating statements of income and retained earnings for the calendar year 1995, together with the consolidating balance sheet as of December 31, 1995 for Progress Capital Holdings, Inc. and its first-tier subsidiaries

                                       12
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